                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)


         MedPartners, Inc. (formerly named MedPartners/Mullikin, Inc.)
         -------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   694026204
                                 --------------
                                 (CUSIP Number)

                               Bartley C. Deamer
                     McCutchen, Doyle, Brown & Enersen, LLP
                      Three Embarcadero Center, Suite 1800
                            San Francisco, CA 94111
                              Tel: (415) 393-2168
          -----------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 May 15, 1996*
         -------------------------------------------------------------
         (Date of Event which Requires Filing of this Amendment No. 1)

* See Item 5(e) of this Amendment No. 1

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].






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
CUSIP Number 694026204
--------------------------------------------------------------------------------
1)      Name of Reporting Persons,              Catholic Healthcare West
        S.S. or I.R.S. Identification           (No social security or other IRS
        Nos. of Above Persons                   identification number required)
--------------------------------------------------------------------------------
2)      Check the Appropriate Box if a    (a)   ________________________________
        Member of a Group (see            (b)   ________________________________
        Instructions)                           NA
--------------------------------------------------------------------------------
3)      SEC Use Only
--------------------------------------------------------------------------------
4)      Source of Funds                         AF
        (See Instructions)
--------------------------------------------------------------------------------
5)      Check if Disclosure of Legal
        Proceedings is Required                 NA
        Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)      Citizenship or Place of           California
        Organization
--------------------------------------------------------------------------------
Number of Shares Beneficially             (7)   Sole Voting Power      1,867,647
Owned by Each Reporting                   --------------------------------------
Person With                               (8)   Shared Voting Power         None
                                          --------------------------------------
                                          (9)   Sole Dispositive Power 1,867,647
                                          --------------------------------------
                                          (10)  Shared Dispositive Power    None
                                          --------------------------------------
--------------------------------------------------------------------------------
11)     Aggregate Amount Beneficially     1,867,647 shares
        Owned by Each Reporting Person
--------------------------------------------------------------------------------
12)     Check if the Aggregate Amount
        in Row (11) Excludes Certain            NA
        Shares (See Instructions)
--------------------------------------------------------------------------------
13)     Percent of Class Represented            1.17%
        by Amount in Row (11)
--------------------------------------------------------------------------------
14)     Type of Reporting Person
        (See Instructions)                      CO
--------------------------------------------------------------------------------


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
        The following information is filed to amend Items 1, 5(a) and 5(e) of the original Statement on Schedule 13D dated December 6, 1995 (the "Original Statement") of Catholic Healthcare West with respect to the Common Stock, $.001 par value, of MedPartners, Inc., formerly named MedPartners/Mullikin, Inc., and to restate the balance of the Original Statement in accordance with Rule 232.101(a)(2)(ii) of Regulation S-T promulgated by the Commission.

ITEM 1. SECURITY AND ISSUER.

                The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 (the "Common Stock"), issued by MedPartners, Inc., formerly named MedPartners/Mullikin, Inc. ("Issuer"), 3000 Galleria Tower, Suite 1000, Birmingham, Alabama 35244-2331

ITEM 2. IDENTITY AND BACKGROUND.

                This Schedule 13D is being filed by Catholic Healthcare West, a California nonprofit public benefit corporation (the "Reporting Person"), whose principal business address and principal office is 1700 Montgomery Street, Suite 300, San Francisco, California 94111. The Reporting Person supports and assists in carrying out the purposes of affiliated hospitals and healthcare organizations in California.

                Schedule 1 attached to this Schedule 13D contains the following information concerning each director and executive officer of the Reporting
Person: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated by reference.

                To the knowledge of the Reporting Person, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen. During the last five years, to the Reporting Person's knowledge, neither the Reporting Person nor any of the Schedule 1 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, to the Reporting Person's knowledge, neither the Reporting Person nor any of the Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                DCNHS-West Partnership, L.P. ("Partnership") is a California limited partnership formed in 1993, of which DCNHS-West, a California nonprofit public benefit corporation, was the original sole general partner. DCNHS-West supported and assisted in carrying out the purposes of affiliated hospitals and healthcare organizations in California. The limited partners of Partnership were all California nonprofit public benefit corporations operating hospitals whose sole member was DCNHS-West.

                Pursuant to an agreement dated January 11, 1994, Partnership purchased 31,070 units of Class B limited partnership interest in Mullikin Medical Enterprises, L.P. ("MME"), a medical


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
practice management company. These units represented a 15% equity interest in MME. The purchase price was $30,000,000 in cash, which Partnership paid from funds provided by DCNHS-West and the limited partners of Partnership from their working capital.

        On May 25, 1995, DCNHS-West effectively merged into the Reporting Person, with the Reporting Person as the surviving corporation. By virtue of this merger, the Reporting Person succeeded to DCNHS-West as the sole general partner of Partnership and as the sole member of the limited partners of Partnership.

        On November 29, 1995, MME merged into Issuer, with Issuer as the surviving corporation (the "Merger"). By virtue of the Merger, the MME Class B limited partnership units previously held by Partnership were converted into 1,867,647 shares (the "Shares") of Common Stock. As the sole general partner of Partnership, the Reporting Person is a beneficial owner of such shares as defined in Rule 13d-3 under the Securities Exchange Act of 1934.

ITEM 4. PURPOSE OF TRANSACTION.

        The Reporting Person holds the Shares for investment. Reporting Person intends to review on a continuing basis its investment in Issuer and, depending on its evaluation of Issuer's business, operations, financial needs and prospects and upon market and economic conditions, Reporting Person may determine to increase (through open market or privately negotiated transactions or otherwise) or continue to hold the Shares as an investment or dispose of some or all of them.

        Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its executive officers, directors or controlling persons, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) The Reporting Person beneficially owns (as that term is defined in Rule 13d-3) 1,867,647 shares of Common Stock, representing 1.17% of the total number of shares of Common Stock outstanding on November 8, 1996, as reported on Issuer's Quarterly Report on Form 10-Q dated November 14, 1996 for the quarterly period ended September 30, 1996. The record owner of such shares is Partnership.

        (b) The Reporting Person has sole voting and dispositive power with respect to the Shares.

        (c) On November 29, 1995, pursuant to the Merger, the units of Class B limited partnership interests in MME held by Partnership were converted into 1,867,647 shares of Common Stock.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends, from, or the proceeds from the sale of, the Shares.




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
        (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Common Stock when the number of shares of outstanding Common Stock exceeded 37,393,480 shares. To the Reporting Person's knowledge, the Issuer's first filing with the Commission showing more than this number of shares of outstanding Common Stock was Issuer's Quarterly Report on Form 10-Q filed on May 15, 1996 for the quarterly period ended March 31, 1996.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Pursuant to an agrement among Partnership, MME, several MME affiliates and Issuer terminating the agreements previously entered into between Partnership and MME in connection with Partnership's investment in units of Class B limited partnership interest in MME, on November 28, 1995, the Reporting Person's Chief Executive Officer, Richard J. Kramer, was elected a director of Issuer with a term expiring at Issuer's 1998 annual shareholders meeting.

        Effective on November 29, 1995, Partnership agreed to the terms of a Registration Rights Agreement with Issuer, pursuant to which Partnership is granted certain rights with respect to subsequent registrations of Common Stock under the Securities Act of 1933. The form of the Registration Rights Agreement, as so agreed, is filed as an exhibit to this Schedule 13D, and such copy is incorporated herein by reference in its entirety. Execution of this form of agreement is expected to be completed shortly.

        Certain hospitals affiliated with the Reporting Person provide hospital and related services to Issuer and certain medical groups affiliated with Issuer. The amount of such services is less than $5,000,000 per year.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Form of Registration Rights Agreement, dated as of November 29, 1995, among MedPartners/Mullikin, Inc. and Walter T. Mullikin, M.D., John S. McDonald, Rosalio J. Lopez, M.D. and DCNHS-West Partnership, L.P. (filed as Exhibit 1 to the Original Statement, which was filed in paper form).




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                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: February 24, 1997

                                        CATHOLIC HEALTHCARE WEST



                                        By: /s/ RICHARD J. KRAMER
                                            ---------------------------------
                                            Name:  Richard J. Kramer
                                            Title: President/CEO





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
                                   SCHEDULE 1

                        Directors and Executive Officers
                                       of
                         Catholic Healthcare West (CHW)

                                        Principal Occupation in Which
Name and Capacity with CHW              Employment Is Conducted and
If Other than Principal Occupation      Business Address
----------------------------------      ------------------------------
James E. Tecca                          Executive Vice President/
Chairperson, Director                   Chief Operating Officer
                                        Bay View Federal Bank
                                        2121 South El Camino Real
                                        Suite 501
                                        San Mateo, California 94403

Charles H. Chapman                      Retired Partner
Director                                Arthur Andersen & Company
                                        27930 Roble Blanco
                                        Los Altos Hills, California 94022

Michael D. Connelly                     President
Director                                Mercy Health System
                                        2335 Grandview Avenue, 4th Floor
                                        Cincinnati, Ohio 45206

Paul R. Donnelly, Ph.D.                 Retired Professor
Director                                Health Services Administration
                                        Webster University
                                        9116 Pardee Spur
                                        Crestwood, Missouri 63126

Ames Early                              President
Director                                Chief Executive Officer
                                        ScrippsHealth
                                        4275 Campus Point Court
                                        San Diego, California 92121

Phyllis Hughes, R.S.M.          President
Secretary, Director             Sisters of Mercy
                                Burlingame Regional Community
                                2300 Adeline Drive
                                Burlingame, California 94010

Sister Eileen Kenny, D.C.       Health Ministry Councilor
Director                        Daughters of Charity
                                Province of the West
                                Seton Provincialate
                                26000 Altamont Road
                                Los Altos Hills, California 94022

Richard J. Kramer               President/Chief Executive Officer
Director                        Catholic Healthcare West
                                1700 Montgomery Street
                                Suite 300
                                San Francisco, California 94111

Kent C. Larson                  Executive Vice President
Vice Chairperson, Director      First Trust
                                First Trust Place, MPFP0307
                                601 Second Avenue South
                                Minneapolis, Minnesota 55402

Donna J. Markham, O.P.          Chief Executive Officer
Director                        Southdown Institute
                                1335 St. John's Sideroad East
                                RR #2
                                Aurora, Ontario, L4G 3G8
                                Canada

Susan McCarthy, R.S.M.          President
Director                        Sisters of mercy
                                Auburn Regional Community
                                535 Sacramento Street
                                Auburn, California 95603

Lillian Murphy, R.S.M.          President/Chief Executive Officer
Director                        Mercy Housing, Inc.
                                1601 Milwaukee, 5th Floor
                                Denver, Colorado 80206

Donald R. Olson, M.D.           Administrator/
Director                        Chief Executive Officer
                                Sisters of Providence
                                Primary Care Division
                                Providence Medical Group
                                1235 NE 47th Avenue
                                Suite 209
                                Portland, Oregon 97213

Mary Jo Potter                  President/
Director                        Chief Executive Officer
                                Corporate Alliance, Inc.
                                14 Whaleship Plaza
                                San Francisco, California 94111

Patricia Siemen, O.P.           Vicaress, General Councilor
Director                        Adrian Dominican Sisters
                                1257 East Siena Heights Drive
                                Adrian, Michigan 49221

Sister Joyce Weller, DC         Visitatrix
Director                        Daughters of Charity
                                Province of the West
                                Seton Provincialate
                                26000 Altamont Road
                                Los Altos Hills, California 94022

Oliver W. Wesson, Jr.           Vice President
Director                        Morgan Guaranty Trust Co.
                                60 Wall Street, 21st Floor
                                New York, New York 10260

Jess C. Wilson, Jr.             Retired Chief Operating Officer
Director                        Coldwell Banker
                                Commercial Real Estate Services
                                2580 Sierra Boulevard, Suite  E
                                Sacramento, California 95864

John R. Burgis                  Senior Vice President, Financial Services
                                Chief Financial Officer
                                Catholic Healthcare West
                                1700 Montgomery Street
                                Suite 300
                                San Francisco, California 94111


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
Robert L. Johnson, Esq.         Senior Vice President, Legal Services
                                General Counsel
                                Catholic Healthcare West
                                1700 Montgomery Street
                                Suite 300
                                San Francisco, California 94111

Larry Wilson                    Executive Vice President/
                                Chief Operating Officer
                                Catholic Healthcare West
                                1700 Montgomery Street
                                Suite 300
                                San Francisco, California 94111

Kurt Sligar, M.D.               Executive Vice President and Chief Medical
                                Officer
                                Catholic Healthcare West
                                1700 Montgomery Street
                                Suite 300
                                San Francisco, California 94111


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